Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 30, 2002

ATLANTIC ELECTRIC 401(K) SAVINGS AND INVESTMENT PLAN - B
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

Atlantic Electric 401(k) Savings and Investment Plan - B

Financial Statements and Supplemental Schedules
December 30, 2002 and 2001

Atlantic Electric 401(k) Savings and Investment Plan - B
Contents
December 30, 2002 and 2001

*   Other supplemental schedules required by Section 2520, 103-10 of the
     Department of Labor's Rules and Regulations for Reporting and Disclosures
     under the Employee Retirement Income Security Act of 1974 have been omitted
     because they are not applicable.

Report of Independent Auditors

To the Participants and Administrative Board of the
Atlantic Electric 401(k) Savings and Investment Plan - B

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Atlantic Electric 401(k) Savings and Investment Plan - B at December 30, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
June 23, 2003

Atlantic Electric 401(k) Savings and Investment Plan - B
Statements of Net Assets Available for Benefits
December 30, 2002 and 2001

	2002	2001
Investments	$39,116,633	$42,022,229
Participant loans	1,633,128	1,608,242
Receivables		
Employer contributions	15,247	14,491
Participant contributions	52,493	51,883
Net assets available for benefits	$40,817,501	$43,696,845

The accompanying notes are an integral part of these financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2002

Additions	
Participant contributions	$3,247,426
Employer contributions	794,039
Interest income	118,939
Dividend income	1,337,246
Net depreciation in fair value of investments	(6,061,521)
Plan transfers in	117,550
Total additions	(446,321)
Deductions	
Benefits paid to participants	(2,430,730)
Administrative fees	(2,293)
Total deductions	(2,433,023)
Net decrease in net assets available for benefits	(2,879,344)
Net assets available for benefits, at beginning of year	43,696,845
Net assets available for benefits, at end of year	$40,817,501

The accompanying notes are an integral part of these financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2002 and 2001

1. Description of Plan

General

The following description of the Atlantic Electric 401(k) Savings and Investment Plan - B (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

All full-time bargaining unit employees of the Atlantic City Electric Company (the "Company"), a wholly-owned subsidiary of Conectiv, are eligible to participate in the Plan. Additionally, any employee who is not a regular full-time employee shall be eligible to participate upon completion of 1,000 hours of service. During 2002, Potomac Electric Power Company ("Pepco") acquired Conectiv. In accordance with the Agreement and Plan Merger, Conectiv and Pepco became wholly owned subsidiaries of Pepco Holdings, Inc. ("PHI").

Employees may contribute up to 10 percent of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. The tax savings portion of participant contributions (up to 6 percent of an employee's base pay) is matched by the Company at a rate of 50 percent not to exceed 3 percent of the employee's compensation. Before May 31, 2002, the Company's matching contribution was invested in the Custom Stable Value Fund. On May 31, 2002, the Custom Stable Value Fund was discontinued and all assets were transferred to the T. Rowe Price Stable Value Fund ("TRP Stable Value Fund"), in which the Company's matching contributions are now invested. From December 2000 to July 31, 2002, an employee who elected to invest in Conectiv's common stock and held the common stock for one year received an employer match of 15 percent, which was invested in Conectiv's common stock. As a result of the merger, the outstanding common stock of Conectiv was cancelled and exchanged for PHI common stock. After August 1, 2002, an employee will receive a 15 percent employer match, which will be invested in PHI's common stock, if the PHI stock is held for one year. The holding period of the PHI common stock includes the holding period of the Conectiv common stock. At December 30, 2002, $10,318 was included in PHI's common stock that related to employee contributions under the one year holding period.

Federal income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59-1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10 percent of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2002 and 2001

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan, if applicable. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.

Administration Fees

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through weekly payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The carrying value of participant loans approximates fair value. Common stock is valued at closing price on its principal exchange; shares of common collective trusts are valued at net asset value.

Purchases and sales of investments are recorded on the trade-date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Investment in Common/Collective Trust

The Custom Stable Value Fund invested in various term guaranteed insurance contracts. The TRP Stable Value Fund invests in investment contracts.

Payment of Benefits

Benefits are recorded when paid.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2002 and 2001

Contributions

Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3. **Investments**

The investment options available to plan participants have the following objectives:

(i) **T. Rowe Price Stable Value Fund** - to provide principal stability and a high level of monthly income;

(ii) **T. Rowe Price Equity Income Fund** - to provide substantial dividend income and secondarily, long-term capital appreciations;

(iii) **T. Rowe Price Equity Index Fund** - to match the performance of the Standard & Poor's Stock Index;

(iv) **T. Rowe Price International Stock Fund** - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

(v) **T. Rowe Price Spectrum Growth Fund** - to provide long-term growth of capital;

(vi) **PHI Common Stock** - to provide maximum capital appreciation and dividend income from Common Shares;

The following presents investments that represent 5 percent or more of the Plan's net assets:

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2002 and 2001

	2002	2001
Custom Stable Value Fund	$ -	$13,147,024
TRP Stable Value Fund	15,963,187	-
Equity Index Fund	9,686,634	12,870,493
Equity Income Fund	10,377,710	12,175,782
Spectrum Growth Fund	2,016,293	2,389,247
	38,043,824	$40,582,546

During 2002, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $6,061,521 as follows:

Registered investment companies	$ (6,082,140)
Conectiv common stock	(10,747)
PHI common stock	31,366
	$ (6,061,521)

Certain plan investments are shares of registered investment companies managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
Net assets		
Custom Stable Value Fund	$ -	$13,173,448
TRP Stable Value Fund	15,978,434	-
	$15,978,434	$13,173,448

	Year Ended December 30, 2002
Changes in net assets	
Contributions	$ 1,728,816
Interest income	47,580
Dividend income	724,004
Benefits paid to participants	(1,456,075)
Administrative fees	(943)
Net transfers from participant-directed investments	1,761,604
	$ 2,804,986

7

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 2002 and 2001

5. **Tax Status**

The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Supplemental Schedules

Atlantic Electric 401(k) Savings and Investment Plan - B
EIN#: 52-2297449, PLAN#: 003
Schedule H - Item 4(i)
Schedule of Assets (Held at End of Year)
December 30, 2002

Identity of Issue	Investment Type	Cost	Current Value
T. Rowe Price			
TRP Stable Value Fund*	Common/Collective Trust	$15,963,187	$15,963,187
Equity Index Fund*	Mutual Fund	10,885,315	9,686,634
Equity Income Fund*	Mutual Fund	12,070,570	10,377,710
Spectrum Growth Fund*	Mutual Fund	2,754,416	2,016,293
International Stock Fund*	Mutual Fund	1,305,718	791,261
PHI*	Common Stock	254,679	281,548
Participant Loans	Various loans ranging from 7.41% to 9.875% maturing January 2003 through February 2017	-	1,633,128
		$43,233,885	$40,749,761

*Parties-in-interest

Atlantic Electric 401(k) Savings and Investment Plan - B
EIN#: 52-2297449, PLAN#: 003
Schedule H - Item 4(j)
Schedule of Reportable Transactions*
For the Year Ended December 30, 2002

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Historical Cost	Current Value of Asset on Transaction Date	Historica Gain/ Loss
T. Rowe Price	Custom Stable Value Fund					
	Purchases	$1,883,704	$ -	$ 1,883,704	$ 1,883,704	
	Sales	-	15,030,730	15,030,730	15,030,730	
T. Rowe Price	TRP Stable Value Fund					
	Purchases	$17,625,617	$ -	$ 17,625,617	$17,625,617	
	Sales	-	1,646,394	1,646,394	1,646,394	

*   Non-participant directed transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Exhibits:

Exhibit 23   Consent of Independent Accountants - Filed herewith.

Exhibit 99   Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTIC ELECTRIC 401(K) SAVINGS
AND INVESTMENT PLAN - B

By: /s/ Dennis R. Wraase
          Dennis R. Wraase, Chairman
          Administrative Board

Date: June 30, 2003

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Number 333-96673) of Pepco Holdings, Inc. of our report dated June 23, 2003, relating to the financial statements of the Atlantic Electric 401(k) Savings and Investment Plan - B, appearing on page 1 of this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Philadelphia, PA
June 30, 2003

Exhibit 99

Certificate
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

I, Dennis R. Wraase, Chairman, Administrative Board, of Pepco Holdings, Inc., certify that, to the best of my knowledge, the Annual Report on Form 11-K of Pepco Holdings, Inc. relating to the Atlantic Electric 401(k) Savings and Investment Plan - B for the year ended December 30, 2002, filed with the Securities and Exchange Commission on the date hereof (i) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and (ii) the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Atlantic Electric 401(k) Savings and Investment Plan - B.

Dated: June 30, 2003   /s/ Dennis R. Wraase
                                                          Dennis R. Wraase
                                                          Chairman, Administrative Board